

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 14, 2010

John E. Carter
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd.
Suite 500
Tampa, Florida 33607

> **Re:** **Carter Validus Mission Critical REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed June 25, 2010**
> **File No. 333-165643**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to comment four in our letter dated April 19, 2010 has been referred to the Division of Investment Management and is still under review. If you have questions about this review, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

2.   The amount of fees disclosed in the table beginning on page 13 under the heading "Compensation to Our Advisor and its Affiliates" does not match with those the table beginning on page 82 under the heading "Management Compensation." Please revise both tables accordingly. Please also disclose the acquisitions fees assuming the maximum leverage on page 82 as you have done on page 14.

3.   Please provide the disclosure called for by Item 404 of Regulation S-K.

Prospectus Cover Page

4.   We refer to your response to comment 11 in our letter dated April 19, 2010. Some of the disclosure on your cover page is still unnecessarily repetitive. In the second risk

factor bullet you still repeat your investment objectives. Also, please attempt to limit your cover page to information that is required by Item 501 of Regulation S-K and Industry Guide 5. Please review your cover page and revise accordingly.

Risk Factors, page 22

Risks Related to Conflicts of Interest, page 26

5.   Please add a risk factor disclosing the risks associated with Carter/Validus Advisors, LLC being compensated on a fee structure which could result in it having an incentive to purchase properties using debt.

We will be subject to additional risks of our joint venture partner or partners, page 39

6.   Please revise this risk factor to discuss the risks associated with the fact that if you enter into joint ventures, you may assume liabilities related to a joint venture that exceeds the percentage of your investment in the joint venture.

Market Overview, page 59

Technology Industry and Data Center Property Sector, page 62

Acquisition Strategy, page 62

7.   We refer to comment 33 in our letter dated April 19, 2010 and reissue that comment in part. We note you use the term "contact and data center projects." Please provide a brief definition for "contact centers."

Management, page 66

Executive Officers and Directors, page 68

8.   For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Management Compensation, page 82

9.   Please revise footnote (3) to disclose that the 6.0% limits can be exceeded with the approval of the majority of your directors not interested in the transaction.

International Investments, page 102

10.   Please provide some examples of the locations outside the United States in which you may invest and what type of investments you might make. Please also disclose how and when you will inform investors of such international investments.

John E. Carter
Carter Validus Mission Critical REIT, Inc.
July 14, 2010
Page 3

Investment Limitations, page 103

Charter Limitations, page 103

11.   Please explain what it means to have your shares "rated" on a national securities
        exchange.

Change in Investment Objectives, Policies and Limitations, page 109

12.   We refer to comment 48 in our letter dated April 19, 2010 and reissue that comment
        in part. You disclose that if you change these policies after the offering, you will
        inform your stockholders of the change by either a letter to investors or another
        method deemed reasonable by your board of directors. Please also disclose when this
        will occur. For example, please disclose if you will inform your stockholder before
        or after such a change.

Prior Performance Summary, page 115

Adverse Business Developments and Conditions, page 118

13.   We note your response to comment 49 in our letter dated April 19, 2010 but are
        reissuing that comment as it appears from a review of your Tables III disclosure that
        both The Carter Real Estate Fund I, LLC and The Carter Real Estate Fund II, LLC
        experienced losses in recent years. For example, see the net losses on a tax basis for
        2008 and 2009 for The Carter Real Estate Fund I, LLC on page A-5 and the net losses
        on a tax basis for 2007, 2008 and 2009 for The Carter Real Estate Fund II, LLC on
        page A-6   On page 118, however, you disclose that the Program Properties and Non-
        Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group
        Partners Ltd. have met and continue to meet their principal objectives and currently
        there are no Program Properties or Non-Program Properties sponsored by Carter &
        Associates, L.L.C. and Validus Group Partners Ltd. experiencing any material
        adverse business developments or conditions. Please revise to provide the disclosure
        required by Item 8.A.2 of Industry Guide 5 or tell us why you believe additional
        disclosure is not required.

14.   We note your response to comment 51 in our letter dated April 19, 2010. The
        subheading to the table on page 118 still states that this is "Information on properties
        acquired by Carter & Associates, L.L.C. . . . ." Please revise the subheading to also
        state that Carter & Associates, L.L.C. did not own any such properties and only
        provided advisory services with respect to these properties.

Share Repurchase Program, page 155

15.   We refer to comment 15 in our letter dated April 19, 2010 and reissue that comment
        in part. If you decide to delay estimating the value of your shares, or to not to do so
        at all, or to discontinuing doing so, please disclose how and when will you inform
        shareholders of such decisions.

16.   Please explain the process your board of directors will undertake in order to make a reasonable estimate of the value of your shares.

17.   Please explain how a notice of termination or suspension of your Share Repurchase Program could affect future redemption periods.

Exhibit 5.1

18.   Please revise your legal opinion to remove the assumption that "Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter." It is inappropriate to assume that there are sufficient authorized shares. You may revise this assumption so that it is limited to the date of your opinion.

Exhibit 8.1

19.   Please revise the first paragraph of the opinion to conform to the revisions made to the section of the prospectus entitled "Federal Income Tax Considerations."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

           Sincerely,

           Sonia Barros
           Special Counsel

cc: Lauren B. Prevost, Esq.
       Heath D. Linsky, Esq.